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                          May 9, 2023

       Doron Arazi
       Chief Executive Officer
       Ceragon Networks Ltd.
       3 Uri Ariav St., Bldg. A (7th Floor)
       PO Box 112
       Rosh Ha   Ayin, Israel, 4810002

                                                        Re: Ceragon Networks
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed May 4, 2023
                                                            File No. 333-271637

       Dear Doron Arazi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Todd E. Lenson